FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of August, 2004

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                          Form 20-F    X        Form 40-F
                                    --------                --------

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                      Securities Exchange Act of 1934. )
                               Yes                   No    X
                                    --------            --------
            (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

        A press release on the proposal to issue convertible bonds, amend the articles of association and appoint new directors, made on August 10, 2004, in English by Huaneng Power International Inc.
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                               [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                     Proposes to Issue Convertible Bonds,
          Amend the Articles of Association and Appoint New Directors

(Beijing, China, August 10, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced that its board of directors convened a meeting at which it was resolved that the Company should convene an extraordinary general meeting, ("EGM") and class meetings for its shareholders to consider and approve the general mandate to authorize the board to issue up to US$300 million in convertible bonds, the amendments of its articles of association, and the appointment of new directors.

This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended (the "Securities Act"). This press release shall not constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Pursuant to the general mandate, the Company may issue up to US$300 million in principal amount of convertible bonds which will be convertible into new H shares within twelve months from the obtaining of the shareholders' approval. The convertible bonds are proposed to be in the form of US dollar denominated convertible bonds. The issue size, interest rate, conversion price, exchange rate structure, timing of the issue and other terms and conditions of the convertible bond will be determined by the board in due course. Other terms and conditions of the convertible bonds will also be determined by the board prior to the proposed issue of convertible bonds. The convertible bonds are expected to be offered only to professional and institutional investors, and shareholders of the Company will not be entitled to subscribe for the convertible bonds solely by virtue of their shareholdings in the Company. There will not be a public offering of the convertible bonds. The proposed issue of convertible bonds will be conditional on, among other things, the approvals of the EGM, the relevant PRC regulatory authorities and the Hong Kong Stock Exchange.

The Company proposes to make certain amendments to its articles of association to meet the Company's development needs.

The board has resolved to elect Messrs. Huang Yongda and Liu Shuyuan as directors of the Company, and Mr. Liu Jipeng as independent director of the Company.

Huaneng Power International, Inc. Proposes to Issue Convertible Bonds,
Amend the Articles of Association and Appoint New Directors........P.2

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 18,832MW on an equity basis. The Company wholly owns 16 power plants, and has controlling interests in seven power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~



For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin Huaneng Power International, Inc. Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui Rikes Communications Limited
Tel:  (852) 2520 2201
Fax:(852) 2520 2241


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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                                      HUANENG POWER INTERNATIONAL, INC.



                                      By  /s/ Wang Xiaosong
                                         ------------------------------
                                      Name:    Wang Xiaosong
                                      Title:   Vice Chairman


Date:     August 10, 2004